SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, July 8, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline company in Latin America (“Company”), announces that it filed a formal request to Brazil’s National Civil Aviation Agency (Anac) to operate flights to Carajás and Altamira, in the state of Pará. These destinations have an accelerated level of growth, generating demand for our services.

The request was made to operate in Carajás - with four weekly frequencies and Altamira - three weekly frequencies. The operation, still pending approval by Anac, is expected to begin in September 2014, and will have departures and destinations, as shown below:

Carajás
Flight	Time	Origin	Time	Destination
G3 2126	07:58 a.m.	Rio de Janeiro (SDU)	09:00 a.m.	Confins
G3 2126	09:30 a.m.	Confins	12:00 p.m.	Carajás
G3 2126	12:30 p.m.	Carajás	01:35 p.m.	Belém

G3 2127	03:45 p.m.	Belém	04:50 p.m.	Carajás
G3 2127	05:20 p.m.	Carajás	07:45 p.m.	Confins
G3 2127	08:16 p.m.	Confins	09:14 p.m.	Rio de Janeiro (SDU)

Altamira
Flight	Time	Origin	Time	Destination
G3 2138	07:37 a.m.	Rio de Janeiro (SDU)	09:23 a.m.	Brasília
G3 2138	10:20 a.m.	Brasília	12:35 p.m.	Altamira
G3 2138	01:05 p.m.	Altamira	02:05 p.m.	Belém

G3 2139	02:35 p.m.	Belém	03:35 p.m.	Altamira
G3 2139	04:05 p.m.	Altamira	06:35 p.m.	Brasília
G3 2139	07:24 p.m.	Brasília	08:56 p.m.	Rio de Janeiro (SDU)

*Times are subject to ANAC’s approval

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 67 destinations, 15 international, in South America, the Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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GOL Linhas Aéreas Inteligentes S.A

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GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.